UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2026

GameStop Corp.

(Exact name of Registrant as specified in its charter)

Delaware	1-32637	20-2733559
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

625 Westport Parkway, Grapevine, TX 76051

(817) 424-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock	GME	NYSE
Warrants to Purchase Common Stock, par value $0.001 per share	GME WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On May 3, 2026, GameStop Corp. (the “Company” or “GameStop”) submitted a non-binding letter (the “Offer Letter”) to the chairman of the board of eBay Inc. (“eBay”) proposing to acquire all of the outstanding shares of eBay (the “Proposal”). Shortly after the Company sent the Proposal, the Company issued a press release (“Press Release”) regarding its submission of the Proposal.

Additionally, on May 3, 2026, the Company posted to the investor relations section of its website an investor presentation (the “Investor Presentation”) and fact sheet (the “Fact Sheet”), in each case, relating to the Proposal and which may be used in meetings and discussion with investors.

Copies of the Offer Letter, the Press Release, the Investor Presentation and the Fact Sheet are attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4, respectively and are incorporated by reference into this Item 7.01.

The foregoing information is furnished pursuant to Item 7.01 “Regulation FD Disclosure,” and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Items.

On May 3, 2026, the Company submitted a non-binding proposal to acquire 100% of eBay at $125.00 per share in cash and stock. On May 4, 2026, the Company filed a Schedule 13D reporting its combined beneficial ownership of, and economic exposure through derivatives to, eBay. Consummation of the Proposal would be subject to customary closing conditions, including receipt of shareholder approval of both the Company and eBay and receipt of required antitrust approvals. There can be no guarantee that the Company will enter into a binding agreement for the Proposal, either on terms favorable to the Company or at all.

No Offer or Solicitation

This Current Report on Form 8-K relates to a business combination between GameStop and eBay that has been proposed by GameStop (the “Proposed Transaction”). This Current Report on Form 8-K is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This Current Report on Form 8-K is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January 22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August 12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October 2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January 20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available here.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting .and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this Current Report on Form 8-K has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this Current Report on Form 8-K that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Offer Letter of GameStop Corp. dated May 3, 2026

99.2	Press Release of GameStop Corp. dated May 3, 2026.

99.3	Investor Presentation dated May 3, 2026

99.4	Fact Sheet dated May 3, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAMESTOP CORP.
(Registrant)

Date: May 4, 2026	By:	/s/ Daniel Moore
Daniel Moore Principal Financial and Accounting Officer

Exhibit 99.1

May 3, 2026

Via Electronic Mail and Federal Express

Paul Pressler, Chairman of the Board

eBay Inc.

2025 Hamilton Avenue

San Jose, CA 95125

cc: Jamie Iannone; Samantha Wellington

Dear Chairman:

GameStop Corp. (“GameStop”) is proposing to acquire all common stock of eBay Inc. (“eBay”) at $125.00 per share. We have accumulated a 5% economic stake in eBay through derivatives and beneficial ownership of common stock and are filing a Schedule 13D and HSR notification tomorrow.

Our offer is $125.00 per share, comprising 50% cash and 50% GameStop common stock, with full shareholder election rights as to consideration type and pro-rata allocation. That represents a 46% premium to eBay’s unaffected closing price on February 4, 2026, the day GameStop started accumulating its position in eBay, a 27% premium to the 30-day VWAP, and a 36% premium to the 90-day VWAP. Aggregate undiluted equity value is approximately $55.5 billion. The transaction is conditioned on customary closing conditions.

eBay spent $2.4 billion on Sales & Marketing in fiscal 2025 and added one million net active buyers (134M to 135M). We will take $2 billion of annualized costs out within twelve months of close: $1.2 billion from Sales & Marketing, $300 million from Product Development, and $500 million from General & Administrative. Since 2021, GameStop has gone from a $381 million net loss to $418 million of net income, with SG&A down ~$800 million (47%).

On cost reductions alone, eBay’s diluted GAAP earnings per share from continuing operations would increase from $4.26 to $7.79 in year one. GameStop’s ~1,600 US locations give eBay a national network for authentication, intake, fulfillment, and live commerce.

GameStop had ~$9.4 billion in cash and liquid investments as of January 31, 2026. The cash consideration will be funded from cash and liquid investments on GameStop’s balance sheet and third-party equity and debt financing, which will be fully committed at execution of definitive documentation. A highly-confident letter from TD Securities for up to $20 billion is attached.

Our Board unanimously supports this proposal.

Following close, I will serve as Chief Executive Officer of the combined company. I will receive no salary, no cash bonuses, and no golden parachute – I will be compensated solely based on the performance of the combined company.

Ryan Cohen

Chairman & Chief Executive Officer

GameStop Corp.

This letter is a non-binding expression of interest. No binding obligation arises until a definitive merger agreement is executed.

Exhibit 99.2

GameStop Proposes to Acquire eBay at $125.00 Per Share

May 3, 2026

GRAPEVINE, Texas—(BUSINESS WIRE)— GameStop Corp. (NYSE: GME) today submitted a non-binding proposal to acquire 100% of eBay Inc. (NASDAQ: EBAY) at $125.00 per share in cash and stock. The offer represents a 46% premium to eBay’s unaffected closing price on February 4, 2026, the day GameStop started accumulating its position in eBay. GameStop has built a 5% economic stake in eBay through derivatives and beneficial ownership of common stock. GameStop is filing a Schedule 13D and HSR notification tomorrow. The full proposal letter and accompanying materials are available at investor.gamestop.com/ebay.

The proposed offer is $125.00 per share, comprising 50% cash and 50% GameStop common stock, with full shareholder election rights as to consideration type and pro-rata allocation. Aggregate undiluted equity value is approximately $55.5 billion, based on eBay’s most recently disclosed undiluted share count, representing a 27% premium to the 30-day VWAP and a 36% premium to the 90-day VWAP. The transaction is conditioned on customary closing conditions. The cash consideration is expected to be funded from a combination of (i) cash and liquid investments on GameStop’s balance sheet, which totaled ~$9.4 billion as of January 31, 2026, and (ii) third-party acquisition financing, in respect of which GameStop has received a highly-confident letter from TD Securities for up to $20 billion.

eBay spent $2.4 billion on Sales & Marketing in fiscal 2025 while only adding one million net active buyers (134M to 135M - a net increase of less than 0.75%). GameStop will deliver $2 billion of annualized cost reductions within twelve months of closing:

•	~$1.2 billion from Sales & Marketing. More spend is not producing more users on a marketplace with near-universal brand recognition.

•	~$300 million from Product Development. Product Development expense grew 11% in fiscal 2025 against revenue growth of 8%.

•	~$500 million from General & Administrative. Consolidated finance, HR, real estate, legal, IT, and professional services across the combined company.

On cost reductions alone, eBay’s diluted GAAP earnings per share from continuing operations would increase from $4.26 to $7.79 in year one. Beyond cost, GameStop’s ~1,600 US retail locations give eBay a national network for authentication, intake, fulfillment, and live commerce.

Following close, Ryan Cohen will serve as Chief Executive Officer of the combined company.

Mr. Cohen has led GameStop since January 2021. Over that period, GameStop moved from a $381 million net loss in fiscal 2021 to $418 million of net income in fiscal 2025, reduced SG&A by ~$800 million (47%), retired its legacy debt, and raised $4.2 billion of long-term debt at 0% coupon. He owns ~9% of GameStop and receives no salary, no cash bonuses, and no golden parachute. He will be compensated solely based on the performance of the combined company.

Contacts

GameStop Corp. Investor Relations

(817) 424-2001

ir@gamestop.com

Important Information for Investors and Stockholders

No Offer or Solicitation

This communication relates to a business combination between GameStop and that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

Investors and security holders of GameStop and eBay are urged to read all relevant documents filed with the SEC, including any proxy statement(s), registration statement, proxy statement/prospectuses and/or other documents, carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available  here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January 22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January 20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting. and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this filing has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Exhibit 99.3

GameStop Corp. · May 3, 2026

GAMESTOP CORP. (NYSE: GME)

Proposal to Acquire eBay Inc.

$55.5 billion proposal at $125.00 per share · 5% economic stake acquired · Schedule 13D and HSR to be filed

From:	GameStop Corp. (NYSE: GME)

To:	Board of Directors, eBay Inc. (NASDAQ: EBAY)

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GameStop Corp. · May 3, 2026

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

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GameStop Corp. · May 3, 2026

The Offer

Non-binding, all-in proposal for 100% of eBay Inc. common stock.

Term	Detail

Offer price	$125.00 per share

Consideration mix	50% cash / 50% GameStop common stock

Premium to unaffected	46% to $85.84 unaffected close

Premium to 30-day VWAP	27%

Premium to 90-day VWAP	36%

Pro-ration	Shareholder election rights as to consideration type; pro-rata allocation to extent oversubscribed

Aggregate equity value	$55.5 billion(1)

Financing	~$9.4B cash and liquid investments on balance sheet (1/31/26); $20B HCL from TD Securities, fully committed at signing

Position acquired	5% economic stake. Schedule 13D to be filed. HSR to be filed.

Conditions	Customary closing conditions

(1) Based on 444 million basic shares per eBay’s most recent 10-Q.

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GameStop Corp. · May 3, 2026

Cost Thesis

GameStop will deliver $2.0 billion of annualized cost reductions within twelve months of close.

Cost Buckets — FY2025 g Year 1

Bucket	FY2025	Cut	Target	Year 1

Sales & Marketing	$2.4B	-$1.2B	$1.2B	$1.2B

Product Development	$1.6B	-$0.3B	$1.3B	$0.3B

Corporate Overhead & G&A	$1.2B	-$0.5B	$0.7B	$0.5B

Total	$5.2B	-$2.0B	$3.2B	$2.0B

FY2025 g Pro Forma

Metric	eBay Today	Pro Forma Target	Gap

Total overhead	$5.2B (~47% rev)	$3.2B (~29% rev)	-$2.0B

Operating margin	20.5%	38–40%	+1800 bps

Diluted GAAP EPS	$4.26	$7.79	+$3.53

S&M baseline: $2.4 billion in FY2025 produced 1 million net new active buyers (134M g 135M).  Source: eBay FY2025 10-K, filed February 19, 2026.

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GameStop Corp. · May 3, 2026

Year-One EPS — $4.26 g $7.79

$2.0 billion of annualized cost reductions translate to $3.53 of incremental diluted GAAP EPS in Year One.

$4.26	+	$3.53	=	$7.79

FY2025 Diluted GAAP EPS		Year-One EPS Uplift		Year-One Pro Forma EPS

eBay Inc., as reported		$1.65B after-tax / 468M diluted sh		Pro forma for cost actions

Calculation:  $2.0B pre-tax × (1 – 17.5% tax) = $1.65B after-tax ÷ 468M diluted shares = $3.53 EPS uplift. Tax rate per eBay FY2026 guidance; share count per eBay FY2025 10-K.

GameStop, FY2021 g FY2025

Metric	Before (FY2021)	Now (FY2025)	Δ

SG&A	~$1.71B	~$910M	–47% / –$800M

P&L	–$381M loss	+$418M profit	+$800M turnaround

Capital structure	~$363M total debt	~$4.2B convertibles @ 0%	Restructured

Time elapsed			Less than four years

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GameStop Corp. · May 3, 2026

~1,600 U.S. Stores

A national network for authentication, intake, fulfillment, and live commerce.

Authentication & intake	GameStop staff already inspect and grade hardware and trading cards every day. Sellers walk in, items are verified on the spot, and listings carry a trust badge.

Fulfillment	Stores serve as drop-off and shipping nodes. A national fulfillment network without incremental eBay capital expenditure.

Live commerce	Stores double as broadcasting studios. eBay supplies the inventory and the buyer base; GameStop supplies the physical footprint to compete in the live-commerce category.

Focus categories: Trading Cards · Collectibles · Refurbished Tech.

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GameStop Corp. · May 3, 2026

Important Information for Investors and Stockholders

No Offer or Solicitation

This communication relates to a business combination between GameStop and eBay and that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

7 / 8

GameStop Corp. · May 3, 2026

Important Information for Investors and Stockholders

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting .and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this filing has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

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Exhibit 99.4

GAMESTOP CORP.  ·  NYSE: GME

Proposal to Acquire eBay Inc.

$55.5 billion at $125.00 per share  ·  5% position acquired  ·  Schedule 13D and HSR to be filed

$2.0 billion of annualized cost reductions within twelve months of close

Diluted GAAP EPS $4.26 → $7.79 in year one

THE OFFER		COST REDUCTIONS FY2025 baseline → Year 1 target

Offer price	$125.00 per share	$1.2B Sales & Marketing ($2.4B → $1.2B)

Consideration mix	50% cash / 50% GME	$0.3B Product Development ($1.6B → $1.3B)

Premium (Unaffected)	46% Premium	$0.5B General & Administrative ($1.2B → $0.7B)

(30-day VWAP)	27% Premium	Operating margin (pro forma) 20.5% → ~38–40%

(90-day VWAP)	36%

Aggregate equity value	~$55.5 billion	Beyond cost. ~ 1,600 U.S. stores form a national network for authentication, intake, fulfillment, and live commerce.

Cash on hand and liquid investments (1/31/26)	~$9.4 billion

Debt financing	$20B HCL (TD Securities)

Position acquired	5% economic stake

Filings	13D + HSR to be filed

GAMESTOP RECORD	Ryan Cohen, since January 2021	LEADERSHIP & ALIGNMENT

— FY2021 net loss $(381M) → FY2025 net income $418M — SG&A reduction ~ $800M (-47%)		Following close, Ryan Cohen will serve as Chief Executive Officer of the combined company.

— Cash and liquid investments ~ $9.4 billion		— ~9% ownership of GameStop
— Long-term debt ~ $4.2 billion convertibles at 0% coupon		—No salary, no cash bonus, no golden parachute – compensated solely on the performance of combined company

GameStop’s Board unanimously supports this proposal.

Full materials. investor.gamestop.com/ebay

GameStop Investor Relations.  817-424-2001  ·  ir@gamestop.com

GameStop Corp. · May 3, 2026

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination between GameStop and that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available  here.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting .and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this filing has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.